Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes this Bank of Montreal conference call transcript, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

BMO Financial Group to acquire Marshall & Ilsley Corporation (M&I)

CORPORATE PARTICIPANTS
Viki Lazaris
Bank of Montreal
SVP of IR

Bill Downe
Bank of Montreal
President and CEO

Tom Flynn
Bank of Montreal
EVP and CRO
CONFERENCE
CALL PARTICIPANTS

Gabriel Dechaine
Credit Suisse
Analyst

Brad Smith
Stonecap Securities
Analyst

John Reucassel
BMO Capital Markets
Analyst

Andre Hardy
RBC Capital Markets
Analyst

Michael Goldberg
Desjardins Securities
Analyst

Darko Mihelic
Coremark Securities
Analyst

Sumit Malhotra
Macquarie Capital
Analyst

Mario Mendonca
Canaccord Genuity
Analyst

Brian Klock
KBW
Analyst
Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, statements with respect to the acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
In calculating certain pro-forma impacts of the transaction and the $800 million in additional common equity on our Tier 1 capital ratio and common equity ratio we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) prior to December 16 and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimate. Our estimates of expected RWA and capital deductions for M&I at closing are based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflected our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at October 31, 2010 or as close to October 31, 2010 as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis.
Assumptions about current and expected capital requirements, M&I’s revenues and expenses, potential for earnings growth as well as costs associated with the transaction, and expected synergies were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO’s earnings in 2013.
Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating transaction and integration costs.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Non-GAAP Measures
Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal’s Fourth Quarter 2010 Earnings Release and Bank of Montreal’s 2010 Management’s Discussion and Analysis, all of which are available on our website at www.bmo.com/investorrelations.
Examples of non-GAAP amounts or measures include: cash earnings per share and cash productivity; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs.
Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers.

PRESENTATION

Operator
Welcome to the BMO Bank of Montreal conference call which was held on Friday, December 17, 2010, at 8.00 a.m. Eastern Time hosted by Ms. Viki Lazaris. (Operator Instructions).
Good morning, and welcome to the BMO Financial Group conference call for December 17, 2010. Your host for today is Viki Lazaris, Senior Vice President of Investor Relations. Ms. Lazaris, please go ahead.

Viki Lazaris - Bank of Montreal — SVP of IR
Thank you. And good morning, everyone, and welcome to BMO Financial Group’s investor call to discuss the acquisition of Marshall & Ilsley Corporation or M&I. Our agenda for today’s investor presentation is as follows. We will begin with remarks from Bill Downe, BMO’s CEO, after which Tom Flynn, our Chief Risk Officer, will discuss the financial parameters of the transaction and review the remainder of the presentation.
After their presentation, we will have a short question-and-answer period where we’ll take questions from prequalified analysts. To give everyone an opportunity to participate, please keep it to one or two questions and then please requeue.
Also with us this morning are BMO’s Chief Financial Officer, Russ Robertson; Simon Fish, BMO’s General Counsel; and Ellen Costello, from our US Personal and Commercial business.
At this time I’d like to caution our listeners by stating the following on behalf of those speaking today. Forward-looking statements may be made during this call and they are subject to a variety of risks and uncertainties. Actual results could differ materially from forecast, projections or conclusions in the forward-looking statements. You can find information about the material factors that could cause our actual results to so differ and information about the material factors and assumptions that were applied in drawing conclusions or making the forecasts or projections in these forward-looking statements on page 29 and 30 of our 2010 annual MD&A.
With that said, I can hand things over to Bill.

Bill Downe - Bank of Montreal — President and CEO
Great. Thank you very much, Viki, and good morning, everyone. As noted, my comments may include forward-looking statements.
I appreciate you’ve only had a short period of time to review the materials this morning on the announcement, and I thank you very much for joining the call. Our discussion today is about a transaction that came together quickly, working together with M&I’s Board of Directors and management, and it’s a stock-based transaction to purchase Marshall & Ilsley Corporation for US$4.1 billion.
This is a very exciting opportunity for BMO Financial Group and it is clearly transformational for our US operations. The combination of our two organizations crystallizes BMO’s strategy of expanding our North American footprint and positions us for future growth.

It transforms and strengthens our US operations and allows us to pull the best from both organizations and it provides strong entry into new attractive markets including Minnesota, Missouri and Kansas and, at the same time, expands our existing footprint in Indiana and Wisconsin.
We are bringing together highly complementary businesses that align well with our US retail, commercial and wealth management focus and we both share a long history of supporting our customers.
We also announced today a new leader in our Company, Mark Furlong, who upon closing will become President and CEO of our US P&C business. Some of you know, Mark is an experienced executive, very close to customers, and is going to be very helpful in growing the business going forward.
Ellen Costello will assume the role of CEO of Harris Financial Corp. and will be appointed US Country Head. With governance oversight for our US operations, Ellen will play an important leadership role in our US businesses and in the integration efforts of combining Harris Bank and M&I.
Today’s announcement meets all of the criteria we set for assessing potential acquisitions, the ones we have discussed with you over the years: a strategic, financial and cultural fit. And the timing is right. With greater regulatory clarity and an opportune economic and market environment, we are in a position to meaningfully advance our strategic agenda with attractive financial returns while maintaining BMO’s strong capital position.
As highlighted on slide three, combining M&I with our US operations represents an opportunity that is consistent with our strategy, will be accretive in three years, has an internal rate of return in excess of 15%.
Slide four provides a summary of the transaction. As I said earlier, it is a stock-based transaction with a total purchase price of $4.1 billion and Tom Flynn is going to take you through the transaction details in a couple of minutes.
Turning to slide five, the addition of M&I expands and strengthens BMO Financial Group’s market position in the context of the North American banking industry. As you can see from our combined North American footprint, we bolstered our concentration of commercial and retail strength in the US and with the enhanced capabilities and scale that M&I brings, we are confident this will open up new channels and new opportunities to drive growth.
Let me tell you a little bit more about M&I. M&I is a diversified financial services company headquartered in Milwaukee Wisconsin, with over $50 billion in assets. It is well known to many of us, admired and respected in the Midwest and nationally. Founded in 1847, M&I is the largest Wisconsin-based bank and has a total of 374 branches with most of the branches concentrated in profitable urban markets.
With a strong personal and commercial franchise and an attractive wealth management platform, the combined businesses will expand BMO’s US operations and better position us in new markets.
Turning to slide seven, our combined operations will create the 15th largest banking group by assets in the US. Assets under management and administration for BMO US will double to $196 billion and personal and commercial branch network will also double to 695 branches.
And with that, I will turn the call over to Tom.

Tom Flynn - Bank of Montreal — EVP and CRO
Thanks, Bill, and good morning. Before I begin, I draw your attention to the caution regarding forward-looking statements on slide one.

I will start back on slide four to review the details of the transaction. As Bill said, we think the timing of this transaction is good. We have clarity on regulatory and capital requirements, attractive valuations and a strong Canadian currency.
The purchase price is $4.1 dollars in an all stock deal with a fixed exchange ratio of 0.1257 Bank of Montreal shares for each M&I share. We will also repay $1.7 billion of TARP preferred shares and pay approximately $3 million to retire outstanding warrants. We expect to issue approximately $800 million of Bank of Montreal common shares prior to close, to support a strong capital position. We see synergies of approximately $250 million over three years phased in over this period.
The transaction’s economics are attractive with an IRR calculated at above 15%, accretion in year two, which is 2013, and attractive valuation multiples. We expect the transaction to close in the third quarter of fiscal 2011 subject, of course, to regulatory and M&I shareholder approvals.
I will now move forward to slide eight on capital. BMO is well capitalized today and will remain so after giving effect to the transaction. On this slide, we show our pro forma capital ratios on both a Basel II and a Basel III basis. Our pro forma B-II common equity and Tier 1 ratios at October 31, 2010 are expected to be approximately 9.2% and 11.7% respectively.
On a B-III basis, the bank’s pro forma common equity and Tier 1 common ratios as at October 31, 2010, are estimated to be 6.7% and 8.9% respectively. These position us well to meet the coming Basel III capital requirements.
Our estimated pro forma ratios that I referred to above include both the impact of the acquisition and the anticipated offering of approximately $800 million of common shares prior to close.
Moving to slide nine, we provide a breakdown of M&I’s loan portfolio which is comprised of approximately $40 billion with a footprint primarily in the Midwest. Retail makes up approximately 30% of the portfolio or $11 billion. Commercial is 41% or $16 billion and is diversified across industries regions and customers.
Commercial real estate makes up the remaining 30% or US$12 billion with the developer portfolio being about 9% of the overall portfolio or slightly over $3.5 billion. The developer portfolio has steadily declined from three years ago when the portfolio was over $9 billion.
Turning to slide 10, we lay out our credit due diligence process for this transaction and its results. BMO completed extensive due diligence on the portfolio. We had our entire senior US risk management group on site for the due diligence and involved many people from our Toronto group. We reviewed over 2500 loan files and did so using a risk-based approach. We also completed detailed analytical work related to the consumer portfolios. Our internal BMO work was supplemented by analysis and loss estimates on the entire portfolio provided by two independent outside firms.
The table on the right side of the page segments the portfolio and shows our estimates of future lifetime losses on the portfolio. As part of the purchase price accounting for the transaction, we will record a charge for these expected future losses on closing net of provisions recorded by the Company prior to close and the Company’s allowance for loan losses.
On the portfolio, we’ve estimated future losses at $4.7 billion or just under 12% of the portfolio. I would note that M&I has been very proactive in managing its portfolio. And for example as mentioned earlier, the developer portfolio has been actively reduced from over $9 billion three years ago to approximately $3.5 billion today. Overall, based on the work that we’ve done, we are confident that we have prudently provided for the credit risk in the portfolio.
And with that, I will turn it back to Bill.

Bill Downe - Bank of Montreal — President and CEO
Okay, thanks very much, Tom. Before going to Q&A, let me sum up. The combination of Harris Bank and M&I is a perfect fit. It more than doubles the size of our branch footprint in the US, doubles our customer base in personal and commercial banking, gives us a meaningful market position in additional cities in the Midwest and a market share in Wisconsin in excess of 18%. And it builds critical mass in our US Wealth Management business and our Private Client Group.
We have began building a focused integration plan that will draw on the depth of talent that exists in both of our organizations and we feel great about this announcement and confident in our execution ability.
And with that, Viki, let’s move to questions.

Viki Lazaris - Bank of Montreal — SVP of IR
Sure, let’s take some questions now.
QUESTION AND ANSWER

Operator
Thank you. Gabriel Dechaine, Credit Suisse.

Gabriel Dechaine - Credit Suisse — Analyst
Good morning, just a couple of questions here. Why is this an all stock transaction? I know you go below the 7% but you do still have time before December 2012 to get that 7% core Tier 1. Is this a regulatory driven kind of decision?
And my next question is on the branch network. I know there is a fairly substantial presence in Arizona, what are you planning on doing with those? And then your comments about Missouri and Kansas and expanding the footprint more closely to the Midwest, is that saying anything about BMO’s future plans for geographic expansion in the US?

Tom Flynn - Bank of Montreal — EVP and CRO
It’s Tom Flynn. I will take the first part of the question related to the form of consideration. The transaction is all stock as we’ve said and essentially we’ve structured the transaction that way to maintain the strong capital position that we’ve got. So it was driven by maintaining a strong capital position and delivering the capital ratios you see in that deck.

Bill Downe - Bank of Montreal — President and CEO
Let me pick up on the last part of your question, Gabriel. With respect to Arizona, we have a banking operation in Arizona now with a limited number of branches. It concentrates primarily on the wealth market. It in itself is a good business. The branch system that M&I has in Arizona is relatively small, around 50 branches. We have to do a little more work on looking at the match-up between our locations and those locations. And I think it is a little bit, in a sense, it is early days.
And I would separate the way that we look at Arizona from the retail branch footprint and the workout loan portfolio. I think what we are planning to do is segregate those workout loans so that we can focus on the underlying retail and commercial operations. It is a little bit early days and you can appreciate we have a fair amount of work to do yet with the management.
As far as Missouri and Kansas goes, if you look at the Midwest market, it’s natural for us to think about Missouri and Kansas and the size of the branch network in those two states, Kansas is really a toehold, and Missouri is the beginning of a presence. Once again, it is early days.
From our perspective, this solidifies our position in Wisconsin and Indiana, really strengthens that part of the footprint. And I think Missouri and Kansas is a little bit of a bonus.

Gabriel Dechaine - Credit Suisse — Analyst
Okay. And then just the purchase price adjustment for future credit losses that is going to take place post close. Beyond that, how should we think about your PCLs in 2012? Would this materially increase BMO’s expected credit performance post close?

Tom Flynn - Bank of Montreal — EVP and CRO
The way the accounting works is, on close we will record a charge to reflect our estimate of the future loss in the portfolio. With that, we won’t be recording the specific provisions that come in as the expected loss is realized over time. So specific provisions are reduced on this portfolio for a period of time because in effect they have been provided for in the purchase price adjustment.
We will be building an allowance for new loans as they come in. And basically building a general allowance to support the portfolio as loans roll over and as we grow the book.

Gabriel Dechaine - Credit Suisse — Analyst
Okay, thank you.

Tom Flynn - Bank of Montreal — EVP and CRO
You are welcome.

Operator
Brad Smith, Stonecap Securities.

Brad Smith - Stonecap Securities — Analyst
Great, thanks very much. I had two quick questions. First of all, I didn’t hear you mention the amount of the TARP preferreds. I would like to know that. I also wanted to talk a little bit about the expense synergies of $250 million and put them in perspective with respect to the combined expense base here.

As you noted, Bill, at the beginning we haven’t had a lot of time to look at that but that looks like about 10% of the combined expense base. And just wondering where is that $250 million coming from in terms of coming out of physical plant, branch closers, what ever? Thank you.

Tom Flynn - Bank of Montreal — EVP and CRO
Hi, Brad, this is Tom Flynn. On the TARP preferred, the number there is $1.7 billion and it will be eliminated as part of the closing of the transaction. There are also warrants outstanding as there always are with institutions that have TARP. They are quite out of the money and so the cost to eliminate those is small, at about $3 million.
The synergy number, we feel good about. We have done a lot of work across different parts of the organization. The number represents approximately 7.5% of the combined expense base of the two organizations and 18% or 19% of the expense base of M&I. And the savings will come really from many parts of the organization. They will come from the functions in the head office, from management across the business units and from putting together the Technology & Operations areas of the two organizations.
And we have done a good amount of work on those and we feel confident in the number.

Brad Smith - Stonecap Securities — Analyst
Tom, just since you have done more work than certainly I have on that, I am just curious, if I look at the nine-month results for M&I, noninterest expense is running at $1.1 billion, revenues running at $620 million. Can you help me out understanding, is there something unusual in that $1.1 billion number that is just immediately going away?
I mean I would’ve expected the synergies to be much higher than what you are indicating unless there is something unusual in M&I’s run rate expenses already.

Tom Flynn - Bank of Montreal — EVP and CRO
No, I don’t think there is anything unusual in their expenses. One thing that might be contributing to your view is that the branch overlap here is relatively modest. There are about 20 branches that are located in close proximity to each other across the two networks. And so we like that, in fact, because it expands our distribution footprint. But there won’t can be any significant branch network synergies resulting from the transaction.

Brad Smith - Stonecap Securities — Analyst
So just, I will leave it here but would you say that this is a revenue synergy driven transaction than from the perspective of BMO?

Tom Flynn - Bank of Montreal — EVP and CRO
Well, I guess I would say to us, we are going to work hard to deliver what we think is a significant number at $250 million. And secondly, we have not factored into the numbers that we have talked about any revenue synergies. We do think there are opportunities there as we look to basically bring complementary product capabilities that the two organizations have to the different distribution systems. But we haven’t baked that in.

So we think there’s a good opportunity there but it’s not reflected in the numbers.

Brad Smith - Stonecap Securities — Analyst
Terrific, thanks so much.

Operator
John Reucassel, BMO Capital Markets.

John Reucassel - BMO Capital Markets — Analyst
Thank you. Tom Flynn, just a quick question of clarification. The $4.7 billion that you have on slide 10, that is the number that is being deducted from the purchase price, is that correct?

Tom Flynn - Bank of Montreal — EVP and CRO
The number that will be deducted in the purchase price accounting is that number less the provisions that the Company will record before close because this number estimates the future losses basically from today. And also less the Company’s allowance.

John Reucassel - BMO Capital Markets — Analyst
Okay. So the number is probably even closer to $4 billion or $4.5 billion?

Tom Flynn - Bank of Montreal — EVP and CRO
Well, it will be a lot lower than that. The provision is a little over $1 billion and the run rate specific provision number on an annualized basis is rough numbers in the order of $1.5 billion to $1.6 billion. That is for a full year so we won’t have that full amount before close.

John Reucassel - BMO Capital Markets — Analyst
Okay, thanks for that. This loan book the losses in this are a lot different than what BMO historically experiences. So when you talk about synergies and accretion, I assume this loan book is going to have to change.
And you had a question on what the PCL should look like going forward. But if we are trying to estimate the potential earnings benefit year four or five, I think historical credit experience at M&I is probably not a good indication of future credit experience. Is that a fair statement, Tom?

Tom Flynn - Bank of Montreal — EVP and CRO
Yes, that would be absolutely a fair statement. And this portfolio has more commercial real estate in it than we would be comfortable with. And the plan is to reduce that exposure over time. And to end up with a credit risk profile that would not be significantly different from the profile that we would have in BMO.

John Reucassel - BMO Capital Markets — Analyst
Sorry, two last questions. The C&I, how much of the $16 billion is secured by real estate? How much of it secured, if any? And the dilution in year one, could you put some numbers around that?

Tom Flynn - Bank of Montreal — EVP and CRO
About 25% of the C&I is secured by real estate and that would be real estate used in businesses that are part of the C&I portfolio. The first year number, let me get back to you on that one John. I don’t have it at my fingertips.

John Reucassel - BMO Capital Markets — Analyst
Okay. Thank you.

Operator
Andre Hardy, RBC Capital Markets.

Andre Hardy - RBC Capital Markets — Analyst
Thank you. Just a few questions around the IRR. First, what do you think is a right denominator? Is it adding the common being issued so that would be $4.9 billion plus the $1.7 billion?

Tom Flynn - Bank of Montreal — EVP and CRO
In calculating the IRR, we have looked at the capital on sort of an economic basis. So the capital that would be required to support the transaction given our target capital ratios. So it’s more based on a fundamental economic analysis of required capital than the capital that we are issuing in the transaction itself.

Andre Hardy - RBC Capital Markets — Analyst
And how different is that number from the $6.6 billion that is being issued?

Tom Flynn - Bank of Montreal — EVP and CRO
We are not issuing $6.6 billion. We are issuing the $4.1 billion to the shareholders plus approximately $800 million in common. The TARP repayment will be made by using existing liquidity that we have got. So it is about $4.9 billion. And the economic number would be in the order of $2 billion higher.

Andre Hardy - RBC Capital Markets — Analyst
Okay. And how do you account for the big deferred tax asset that is in Marshall & Ilsley?

Russ Robertson - Bank of Montreal — CFO
The deferred tax asset is relating to timing differences and from loan losses and from loss carry forwards. And our analysis has shown that with profitability going forward, that it will be recoverable over time, Andre, and it will take several years due to some of the limitations in US tax law. But over time, we will be able to recover that deferred tax asset.

Andre Hardy - RBC Capital Markets — Analyst
Okay, but it will take quite a while?

Bill Downe - Bank of Montreal — President and CEO
It will take a number of years, yes.

Andre Hardy - RBC Capital Markets — Analyst
Thank you.

Operator
Michael Goldberg, Desjardins Securities.

Michael Goldberg - Desjardins Securities — Analyst
Thank you, good morning. Could you give us some idea of what your rank and market share will be in key MSAs that you enter or where you will have a combined presence with M&I? And what would those key MSAs be?

Bill Downe - Bank of Montreal — President and CEO
Well, Michael, it’s Bill. If you go to page six in the deck, it has a list of the key markets and deposit size. Quickly in the cities of Wisconsin, we have a dominant market share in Madison, in Milwaukee, in Green Bay, and that is where there is a very significant uptick would be and that would be a very large market share.
In Indiana where we have a strong share in Northwest Indiana but a very light presence in Indianapolis, this is going to add significantly to our branch count. I can’t remember where we would be but it moves us up in the ranking so that we have the opportunity over time to become much more significant.
In Missouri and Kansas, as I said earlier, it is really a small contribution. I think the big moves clearly are a much stronger presence in the state of Wisconsin and a significant improvement in Indiana.

Michael Goldberg - Desjardins Securities — Analyst

Is it fair to say, given the transition that will take place in the loan book, that the acquisition of this presence in the MSAs and the clients that you get and the core deposits is really the key driver in this transaction?

Bill Downe - Bank of Montreal — President and CEO
Yes, I think that’s fair to say. I think that is a good summary.

Michael Goldberg - Desjardins Securities — Analyst
Okay. And I’m sorry, like everybody else, I haven’t really had a chance to review this information. But these deposits that you are talking about here, to what extent are they core deposits?

Tom Flynn - Bank of Montreal — EVP and CRO
You know, a good majority of the deposits are core deposits generated from the customers in the business.

Michael Goldberg - Desjardins Securities — Analyst
Can you quantify that at all?

Tom Flynn - Bank of Montreal — EVP and CRO
Let us get back to you. I have got a number in mind but I am not certain that it is right. So we will get back to you. But they have got some wholesale [TBE’s] on the balance sheet. But the strong majority of the deposit base comes from the customer base.

Michael Goldberg - Desjardins Securities — Analyst
Okay. On the question that was asked earlier about year one dilution, I think it would be good to get back on that to everybody.

Tom Flynn - Bank of Montreal — EVP and CRO
Well, I’m glad you came back to it because I have now got it. And excluding the one-time cost that we will have as a result of the transaction, in year one, it is approximately minus 3%

Michael Goldberg - Desjardins Securities — Analyst
Thanks very much.

Operator
Darko Mihelic, Cormark Securities.

Darko Mihelic - Coremark Securities — Analyst
Hi, good morning. I was hoping we could perhaps go over some of your assumptions with respect to how you get to cash accretion by year 2013. So what I’m sort of looking for is what is your base number of earnings from Bank of Montreal in the year 2013? And then what is the earnings addition from Marshall & Ilsley? And I am assuming that you are just using 12% growth which was your target that you’d announced when you reported earnings and so I get to $0.67 of earnings per share for BMO in 2013.
And then so I wonder if you can just help me understand what the earnings you’d get from M&I would be and maybe just use that as a start, please?

Tom Flynn - Bank of Montreal — EVP and CRO
Okay, it’s Tom. I will describe the approach that we use but we can’t give you the specific income number that’s coming from M&I. The starting numbers that we used for BMO were IBES. So we started with the base Street estimate and then we added to that the revenues and expenses and income that we expect to come from M&I and factored in the phasing in of the synergies. We’ve excluded one-time costs that we will have as we implement the integration plan. And we factored in the additional shares that will be issued in the transaction in the follow-on equity issue.
So it is basically the one plus two with the two reflecting the assumptions that we have got in the model and factoring the synergies and the larger share count.

Darko Mihelic - Coremark Securities — Analyst
Okay, so, Tom, the IBES estimate is somewhere around $5.94 for 2012? I don’t see one for 2013. So I am assuming are you using a 12% growth rate?

Tom Flynn - Bank of Montreal — EVP and CRO
Okay, sorry, no we are not. We are using a 5% growth rate. So we grew it more at the growth rate reflected in the estimate as opposed to the 12% target.

Darko Mihelic - Coremark Securities — Analyst
Okay, so that is good. And the share count, what is it? From what I can tell, you are issuing $800 million, I don’t know what kind of number we are going to assume there, but let’s say all in we are issuing about 81 million shares. Is that about right?

Tom Flynn - Bank of Montreal — EVP and CRO
Yes it is.

Darko Mihelic - Coremark Securities — Analyst
Okay. And how much accretion? Is it a penny or two? I know you can’t tell me what M&I is but some help on the accretion would be great.

Tom Flynn - Bank of Montreal — EVP and CRO
It would be as we calculate it around 2%.

Darko Mihelic - Coremark Securities — Analyst
Okay. And final question, given what has happened last night with the changes in financial reform and some of the changes with respect to interchange, was that factored into your numbers?

Russ Robertson - Bank of Montreal — CFO
I don’t know how explicitly in terms of range we think the interchange will be around — so that could not be factored in as we didn’t know until yesterday. It is around 25 million in each of Harris and M&I, the impact of that on revenue.

Darko Mihelic - Coremark Securities — Analyst
Okay, and that’s like — that’s assuming that it happens today, 25 million in M&I and 25 million in Harris?

Russ Robertson - Bank of Montreal — CFO
Yes.

Darko Mihelic - Coremark Securities — Analyst
Okay, great. That is very helpful. Thank you.

Operator
Sumit Malhotra, Macquarie Capital Markets.

Sumit Malhotra - Macquarie Capital — Analyst
Thank you, good morning. First question in relation to the loan book at M&I. I’m thinking more on the revenue side. obviously this bank has the midmarket commercial focus that BMO has often talked about as your focus as well in the US. The book, like many US banks, has been decreasing over the past couple of years. Just wanted to get your thoughts on the outlook for their lending business in terms of growth from where we stand right now in the cycle compared to what you have talked about with the BMO franchise or the Harris franchise?

Bill Downe - Bank of Montreal — President and CEO
Thanks, Sumit. I think one of the benefits that is going to come from this transaction for M&I’s client base is a much higher level of confidence. This bank has been in the Midwest, has been a strong and very well-run commercial bank historically and I’m exiting out the expansion of the real estate portfolio that took place in the last few years.
But the customer relationships and we are familiar with many of them because we compete in the market are very strong. And the combination of their account coverage teams, their client base and ours I think just advances very specifically our intent to be the commercial bank in the Midwest.
And if anything I think it creates more growth opportunity than they have been able to experience in that core business the last two or three years as they have had a lot of distractions.

Sumit Malhotra - Macquarie Capital — Analyst
And strategically I mean given that your US franchise or footprint has been focused more on midmarket commercial to begin with, different opportunities in terms of what comes up and what the pricing is is obviously going to affect whatever the key factor. But was there any thinking that since you already have a similar focus there that perhaps looking at something that was more consumer oriented would be a better fit to diversify your portfolio?

Bill Downe - Bank of Montreal — President and CEO
You know, I think the — what is interesting about the question you just asked is that we had highlighted an intent to increase commercial. Going back in time, we would have thought of Harris Bank as being primarily a commercial bank. But in the last seven or eight years with the expansion of the retail banking business, personal banking is becoming a larger and larger part of the company.
So I think that proportionately the combination of the two businesses will be complementary. And I think going forward, given that there is going to be a business led recovery both the historic franchises are going to show strength in growth areas.
The reputation that BMO has in commercial banking is very consistent in the market with what M&I has and the leadership team that we have has already started work on getting together with the customer base. So I don’t think it’s going to overweight the business if that was your question. But I think it is going to play to a strength that we have.

Sumit Malhotra - Macquarie Capital — Analyst
And then finally on revenue, I think it is about 12% of the revenue mix at M&I is coming from Wealth Management. That isn’t something I have heard BMO talk too much about in the US since you sold part of your franchise to eTrade a few years back. What is the thought process on that business and what it means for you going forward?

Bill Downe - Bank of Montreal — President and CEO
Yes there are a couple of components. We have spoken a little bit in the last little while about the increased focus we put on BMO Asset Management as it really has a global business. It strengthened the leadership in Chicago of that business and put together really what is a global sales force that is starting to show very good results.
M&I has a really strong portfolio management group in institutional asset management. Once again, I think they have been hugely disadvantaged the last two or three years because of the other distractions in the bank. And we can combine that portfolio management operation with our institutional asset management business. It pretty much doubles the size of it and I think it accelerates growth. And they have a good private bank and we are expecting growth there.
And the only area that we will have to do a little bit of examination of is the mutual fund business and that really requires a bit of digestion. But I think we have a significant reputation in Wealth Management in the US. By combining these two businesses I think we are going to get operating leverage that previously was just a little bit beyond our reach.

Sumit Malhotra - Macquarie Capital — Analyst
Well, Bill, I thought you would have something new to show us in April and you were giving me the head fake a couple of weeks ago and here we are.

Bill Downe - Bank of Montreal — President and CEO
Well, I didn’t intend for it to be a head fake, you know that. I just wasn’t at a liberty to talk about it.

Sumit Malhotra - Macquarie Capital — Analyst
No, just kidding around. Congratulations.

Bill Downe - Bank of Montreal — President and CEO
Okay, thank you.

Operator
Mario Mendonca, Canaccord Genuity.

Mario Mendonca - Canaccord Genuity — Analyst
Good morning. Bill, can you hear me?

Bill Downe - Bank of Montreal — President and CEO
I can hear you clearly.

Mario Mendonca - Canaccord Genuity — Analyst
Thank you. I’m just calling from overseas so I wasn’t sure. I don’t have access to the presentation either so I’m not sure if you have answered this question yet. Is there a goodwill number? What I am trying to do is piece together the impact on the pro forma Basel III TC ratio. That 110 basis points I think is the delta from what you described when you reported. What kind of goodwill number are we looking at in this deal?

Tom Flynn - Bank of Montreal — EVP and CRO
Hi, it’s Tom. The goodwill number is around $2 billion.

Mario Mendonca - Canaccord Genuity — Analyst
$2 billion. From a more philosophical perspective, and perhaps this is appropriate for Bill, how would you address investor concern that in the very near term the bank, there were some real impacts here, the pro forma impact on the TCE, the dilution early on. And then it is a rather, it is a meaningful leap of faith to look at 2% accretion in three years time.
How do you address that concern? The bank seems to be giving up a lot here in the near term for what doesn’t seem like very much say three years from now.

Bill Downe - Bank of Montreal — President and CEO
No, I would see it just about the opposite. When you look at the underlying businesses and you separate out the nonperforming loan portfolio, which we are going to put some very heavy resources on the reduction of, the combination by giving us a much more material market presence in a number of the markets where we are competing and really focusing on the strengths of the business, the emergence of much stronger revenue for the combined business comes relatively quickly. There is clearly some cost up front.
But we have confidence in our execution capability. We have done quite a significant number of acquisitions. Many of them smaller. We have done a couple of larger ones but our track record for getting the expense synergies has been excellent. I think out of almost 20 transactions that the bank has done, the vast majority of them and I think all but one, we have extracted more synergies faster than we built into our base case.
So I think there are a number of areas that I am looking at where I’m going to set objectives for people to beat the assumptions. And most particularly, I think as we get the first-year integration costs out of the way, we will see expense levels return more perhaps to the historic levels that people are accustomed to seeing in M&I.
M&I is a very well-run bank, I’m clearly caught in the real estate down draft but very good disciplines around expense. And in some ways getting to the size we are here over 600 branches is going to give us some efficiencies that were beyond our reach.
So I think we will do a thorough job in breaking out as we go forward in breaking out the nonperforming portfolio from the core operations, Mario, so you will be able to see it. And I think you will be able to see the emergence there.

Mario Mendonca - Canaccord Genuity — Analyst
Thank you.

Operator
Brian Klock, KBW.

Brian Klock - KBW — Analyst
Good morning. I guess, Tom, with the pro forma capital ratios, I’m not sure if you discussed this earlier. I’m still jamming through the slides as well. The pro forma Basel III impact obviously M&I is still Basel I in the States. Was there any change, there are about $43 billion in risk weighted assets currently. Was there any change in that risk weighted asset number coming in from M&I converting to Basel III or is it basically still using that sort of Basel I risk weighted asset number for M&I?

Tom Flynn - Bank of Montreal — EVP and CRO
As you know, they are on a Basel I system. We have given thought to how the Basel I number that they use will convert over time to the AIRB number and so we have done work on that. But the ratios that you are seeing are based on the standardized Basel I approach.

Brian Klock - KBW — Analyst
Okay, and you mentioned the DTA earlier, so it would appear that the purchase consideration is what the section 382 annual realization of the DTA would be subject to. So I think there was a $1 billion DTA at M&I. Does that sound right?

Bill Downe - Bank of Montreal — President and CEO
It is higher, $1.8 billion I think it is —.

Brian Klock - KBW — Analyst
The $1.8 billion?

Russ Robertson - Bank of Montreal — CFO
You are right. That is the section, the governing section. So it will be our investment in M&I though interesting the way it is structured, the TARP amount as well will count as part of that investment. So the way it is structured. But that will be the limiting factor, the long-term municipal bond yield will — based on that investment, drives the amount we can deduct each year so it will be a number of years to recover it. But we are confident we will recover it all.

Brian Klock - KBW — Analyst
So it sounds like you’ve got — maybe it is 10 years you could realize that so about half of the NOL carryforward period?

Bill Downe - Bank of Montreal — President and CEO
Yes, and it could be a little longer than 10 actually.

Brian Klock - KBW — Analyst
Okay. And I guess maybe the last question for Tom I guess. Obviously you guys do trade at a lower tangible book multiple compared to your Canadian bank peers. So it looks like you are going to be what — $3.50 of dilution at tangible book up front from the goodwill. I guess have you thought about how long it would take to earn that back when you put the combined companies together? And I guess how much you can — how long would it take you to earn back that dilution from this transaction?

Tom Flynn - Bank of Montreal — EVP and CRO
I don’t have that number in front of me. But we think the multiples themselves on the deals if you’d look at a PE or what we are paying on their price to tangible book which is a little below the price to tangible book are attractive and we think it’s going to be positive turnings and we will grow the tangible book over time.

Brian Klock - KBW — Analyst
Okay, thanks for taking my questions.

Tom Flynn - Bank of Montreal — EVP and CRO
I just want to come back to one question that was asked earlier related to deposits. And excluding jumbo CDs, about 80% or a little over 80% of the deposits are coming from the customer base.

Operator
And it is our last question for today, Michael Goldberg, Desjardins Securities.

Michael Goldberg - Desjardins Securities — Analyst
Thanks. So actually just a couple of big picture questions for you, Bill. I guess that in actually pulling the trigger on this, it is fair to say that you are increasingly confident that the worst is over in the US. Is that a fair point to make?

Bill Downe - Bank of Montreal — President and CEO
I think we are increasingly confident that we will have steady growth as opposed to a reversal. Michael, I don’t think we are going to have growth at capacity and we said that we will continue to have an economic expansion and that is a positive environment. But I don’t — we are not predicting and the transaction wasn’t predicated in a rapid economic recovery or a big step up in GDP growth.

Michael Goldberg - Desjardins Securities — Analyst
Okay. And the other question that I have and I haven’t had a chance to look at the details for M&I. But would you feel that within say a few years or are your assumptions based on return on assets getting back to pre-crisis levels or over what time period would you expect that that could be achieved?

Bill Downe - Bank of Montreal — President and CEO
Well, without getting into the construction of your model, I think that — I think that net interest margins have expanded within our portfolio. So I think that there is still some repricing to be done. I know M&I has a program that over time is designed to work specifically on net interest margin. And I expect that they will make progress through the next couple of quarters prior to closing on that as well.
So I don’t think it is unreasonable to look at ROI numbers pre-crisis and say well what would we expect the bank to look like? Even with respect to size and the relationship between expense and revenue, I think you can look back prior to 2007 and start to make some pretty good sense of how robust the economic model is.

Michael Goldberg - Desjardins Securities — Analyst
Thanks very much and congratulations.

Bill Downe - Bank of Montreal — President and CEO
Thank you very much. And I want to just say thank you to everybody on the call. I know that it’s a Friday before the wrap up in the year. And as I have always said, the best opportunities are really driven by availability, agreement among management and Boards of Directors.
This transaction is entirely consistent with how we have talked about the strategy of the bank and from our perspective to very significantly increase our deposit base, our distribution footprint, the mix of earnings, the increase of wealth management as a proportion of our business. And a balance of the weighting of personal and commercial and wealth relative to wholesale businesses in the bank is all positive.
And speaking for the management team, I don’t think we could be happier than we are this morning at the way that events have come together. And I appreciate all the work that you have done in following this and I know you have quite a bit of work to do probably to get reports out today. So we will let you go with that and say thanks very much.

Operator
Thank you. The conference is not ended. Please disconnect your lines at this time. We thank you for your participation.